UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Rand Logistics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

752182105

(CUSIP Number)

David M. Knott
Chief Executive Officer
Dorsett Management Corporation
485 Underhill Boulevard, Suite 205
Syosset, New York 11791
(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.
Satterlee Stephens Burke & Burke LLP
230 Park Avenue
New York, NY 10169
(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1 (f) or 240.13d-1 (g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752182105		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,942,164

	8	Shared Voting Power 900

	9	Sole Dispositive Power 3,943,064

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,943,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.9%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 752182105		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,942,164

	8	Shared Voting Power 900

	9	Sole Dispositive Power 3,943,064

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,943,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.9%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 752182105		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Knott Partners, L.P.

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,728,625

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,728,625

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,625

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 752182105		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Knott Partners Offshore Master Fund, L.P.

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,288,300

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,288,300

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,288,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.4%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 752182105		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shoshone Partners, L.P.

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 701,789

	8	Shared Voting Power 0

	9	Sole Dispositive Power 701,789

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 701,789

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.10 per share (the “Common Stock”), and the Series A convertible preferred stock (the “Preferred Stock”) of the Company, which is currently convertible, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to reflect (a) the change between sole and shared voting and/or dispositive power of the Reporting Parties as the result of a change in the legal structure of an account managed by Dorset Management Corporation (“Dorset”), of which David M. Knott is the sole shareholder, director and president, and (b) the change between sole and shared voting and/or dispositive power of the Reporting Parties as the result of cross trades among the accounts managed by Dorset.

Item 2.	Identity and Background.

This Item is being amended solely to change the second paragraph as follows:

Dorset also provides investment management services to Knott Partners Offshore (SRI) Fund Limited, a Cayman Islands exempted company (“KPSRI”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

This Item is being amended solely to add the following paragraph:

The cross trades described above in Item 1 were not intended or made as part of, and no Reporting Party has at present any plans or proposals, that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     Mr. Knott, Dorset, Knott Partners, Shoshone and KPOMF : See Rows 7 through 11 and 13 on pages 2-6.  Mr. Knott individually has the sole power to vote 3,942,164 shares of Common Stock and dispose of 3,943,064 shares of Common Stock held in the Partnerships’ and KPSRI’s respective accounts.  As President of Dorset, Mr. Knott shares with certain of Dorset’s clients the power to vote 900 shares of Common Stock.

None of the Partnerships, KPSRI or the Managed Accounts (except through Mr. Knott) either holds or shares with any person the power to vote or to dispose of the Company’s Common Stock.

(d)           The Partnerships, KPSRI and the Managed Accounts have the right to receive dividends and proceeds from the sale of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Parties.   No individual person or entity that is not a Reporting Party has such right with regard to greater than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
Date

/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President

KNOTT PARTNERS, L.P.
By:	Knott Partners Management, LLC,
Managing General Partner

By:	/s/ David M. Knott
David M. Knott, Managing Member

KNOTT PARTNERS OFFSHORE MASTER FUND, L.P.
SHOSHONE PARTNERS, L.P.
By:	Knott Partners Management, LLC,
General Partner

By:	/s/ David M. Knott
David M. Knott, Managing Member